Filed Pursuant To Rule 433

Registration No. 333-209926

May 5, 2016

Excerpt from transcript of video interview, Are We Entering the Golden Age of ETFs?, with Ron O’Hanley, CEO of State Street Global Advisors, referencing SPDR Gold Trust posted to Bloomberg.com on May 3, 2016

Interviewer: So, GLD, one of your products, is leading flows this year, but still, lot of people worry that the gold won’t be there if there is a major crisis. What do you say to those concerns?

O’Hanley: In the case of GLD, there are physicals behind it. So if anybody wants to see a picture of the vault, we can show them the vault. We work with the World Gold Council on that, they are a terrific partner. And there is actually physical gold – there’s no derivative there –so the gold goes up and down depending on levels of GLD.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.